Exhibit 99.1

Date: April 28, 2017  To: All Canadian Securities Regulatory Authorities Subject: MAG SILVER CORP. All Canadian Securities Regulatory Authorities Subject: MAG SILVER CORP. Dear Sir/Madam: We advise  of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Voting  Security Details: Sincerely, Computershare Agent for MAG SILVER CORP. Description CUSIP Number ISIN COMMON SHARES 55903Q104 CA55903Q1046 Meeting Type : Annual General and Special Meeting Record Date for Notice of Meeting : May 09, 2017 Record Date for Voting (if applicable) : May 09, 2017 Beneficial Ownership Determination Date : May 09, 2017 Meeting Date : June 15, 2017 Meeting Location (if available) : The Vancouver Club 915 West Hastings Street Vancouver, BC Issuer sending proxy related materials directly to NOBO: No Issuer paying for delivery to OBO: Yes Notice and Access (NAA) Requirements: NAA for Beneficial Holders No NAA for Registered Holders No